December 12, 2022

Heather Clark or Kevin Woody

United States Securities Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re: ACCO Brands Corporation

Form 10-K for the Year Ended December 31, 2021

Form 8-K furnished August 8, 2022

File No. 001-08454

Dear Ms. Clark or Mr. Woody,

Set forth below are the responses of ACCO Brands Corporation (the “Company”, “We”, “Our”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission set forth in the comment letter dated December 7, 2022. For your convenience, the Staff’s comments are included below in bold.

Form 10-K for the Year Ended December 31, 2021

Financial Statements

Notes to Consolidated Financial Statements

19. Commitments and Contingencies, page 72

1.
We note from your response to prior comment 3 that you recorded the $10.7 million in tax credits. However, it is unclear how it was recorded. In this regard, other income was credited in 2021, but the other side of the entry is unknown. Please tell us specifically where the tax credits were recorded in your financial statements upon receiving the decision and whether any reductions in taxes payable were recorded.

Company’s Response

The Company recorded the tax credits of $10.7 million during 2021 upon receiving both a favorable court ruling and tax credit vouchers from the tax authority. The tax credits are initially recorded as a credit to other income within our Consolidated Statement of Income with a corresponding debit to our tax receivable, which is included in Other Current Assets within our Consolidated Balance Sheet. As the credits are used to reduce our tax payable, we record a journal entry to debit our tax payable and credit our tax receivable. Our tax payable account is included in Other Current Liabilities within our Consolidated Balance Sheet.

Please let me know if you have any further comments or questions. I can be reached at 847-687-6733 or james.dudek@acco.com.

Sincerely,
/s/ James M. Dudek, Jr.
James M. Dudek, Jr.
Senior Vice President, Corporate Controller
and Chief Accounting Officer

cc:

Deborah O’Connor, Executive Vice President and Chief Financial Officer, ACCO Brands Corporation

Pamela R. Schneider, Esq., Senior Vice President, General Counsel and Corporate Secretary, ACCO Brands Corporation